UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	DECEMBER 31, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PARLUX FRAGRANCES, INC.
Full Name of Registrant

Former Name if Applicable

3725 S.W. 30th Avenue
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33312
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The filing of the Company’s September 30, 2006 Quarterly Report on Form 10-Q (the “September Report”) has been delayed.  On November 8, 2006, a Consolidated Amended Class Action Complaint (the “Amended Complaint”) was filed, consolidating the five Class Action Complaints previously filed during August and September 2006 (the “Class Actions”).  The Amended Complaint included the allegations in the Class Actions, as well as new allegations that the Company improperly recognized revenue on sales to related parties during the three months ended September 30, 2005 and failed to comply with certain SEC disclosure rules surrounding “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.   As a result of the allegations in the Amended Complaint, and at the request of the Company’s independent registered public accountants, the Company’s Audit Committee, in late November 2006, engaged experienced Special Audit Committee Counsel who then simultaneously engaged experienced independent forensic accountants to investigate the allegations. Their investigation is in progress. The Company anticipates filing its September Report as soon as practicable after completion of this investigation.  Preparation of the Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, is in process and will be filed shortly thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	FRANK A. BUTTACAVOLI	954	316-9008
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes				No	X
As discussed above, the Company has not filed its September 30, 2006 Quarterly Report on Form 10-Q

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During December 2006, the Company sold its Perry Ellis fragrance rights, including inventory, molds and other intangible assets related thereto, to Perry Ellis International for approximately $63 million in cash, subject to final inventory valuations. The Company anticipates recording a pre-tax profit of approximately $33 million in connection with this transaction, with all activity relating to the Perry Ellis brand prior to the sale being reclassified for all periods presented as discontinued operations. Net sales from continuing operations are anticipated to increase by approximately 15% from the comparable prior year three-month period.  The increase is mainly attributable to an increase in sales of Guess? branded products to U.S. department store customers.  Lower gross margins are anticipated as a greater percentage of value sets, which have a higher cost of goods compared to basic stock items, were sold during the current year quarter. The Company anticipates that earnings will be negatively affected by minimum royalties in connection with certain non-fragrance products, costs for temporary warehouse storage space, relocation and duplicate expenses prior to opening the Company’s new warehouse and distribution center in New Jersey, and additional interest expense.

PARLUX FRAGRANCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 12, 2007	By:	/s/ Frank A. Buttacavoli
Frank A. Buttacavoli, Exec. Vice President / COO / CFO